                                                                     EXHIBIT 1.2


                                 (COMPANY LOGO)
  (A joint stock limited company incorporated in the People's Republic of China
                        ("PRC") with limited liability)
                                (Stock code: 670)

                               2004 ANNUAL RESULTS

The Board of Directors of China Eastern Airlines Corporation Limited (the "Company") announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2004 with comparative figures for the corresponding year of 2003 as follows:-

FINANCIAL STATEMENTS

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                                                        2004 vs 2003
                                                                2004            2003            2004       Increase/
                                              Note           RMB'000         RMB'000         US$'000      (Decrease)
                                                                                                                   %
Traffic revenues
  Passenger                                               15,357,614      10,261,027       1,855,569           49.67
  Cargo and mail                                           4,428,360       3,186,984         535,052           38.95
Other operating revenues                                   1,252,802         829,147         151,368           51.10
                                                        --------------------------------------------
TURNOVER                                        2         21,038,776      14,277,158       2,541,989           47.36
                                                        --------------------------------------------
OTHER OPERATING INCOME, NET                                  154,422           2,442          18,658        6,223.59

OPERATING EXPENSES
  Wages, salaries and benefits                  3        (1,865,879)     (1,449,054)       (225,443)           28.77
  Take-off and landing charges                           (3,019,742)     (2,254,456)       (364,857)           33.95
  Aircraft fuel                                          (5,429,658)     (3,044,956)       (656,033)           78.32
  Food and beverages                                       (758,046)       (541,669)        (91,590)           39.95
  Aircraft depreciation and
   operating leases                                      (3,672,133)     (2,851,047)       (443,682)           28.80
  Other depreciation, amortisation
   and operating leases                                    (495,916)       (495,079)        (59,919)            0.17
  Aircraft maintenance                                   (1,396,283)     (1,329,304)       (168,705)            5.04
  Commissions                                              (772,219)       (465,147)        (93,303)           66.02
  Office and administration                              (1,337,850)     (1,057,500)       (161,644)           26.51
  Others                                                   (966,295)       (569,925)       (116,751)           69.55
                                                        --------------------------------------------
TOTAL OPERATING EXPENSES                                (19,714,021)    (14,058,137)     (2,381,927)           40.23
                                                        ============================================

OPERATING PROFIT                                           1,479,177         221,463         178,720          567.91
  Non-operating income                                       133,029               -          16,073             N/A
  Finance cost, net                                        (762,687)       (782,783)        (92,151)          (2.57)
  Share of results before tax of
   associates                                                (4,112)        (28,511)           (497)         (85.58)
                                                        --------------------------------------------
PROFIT/(LOSS) BEFORE TAXATION                                845,407       (589,831)         102,145        (243.33)
Income tax expense                              4          (181,224)       (247,554)        (21,896)         (26.79)
                                                        --------------------------------------------
PROFIT/(LOSS) AFTER TAXATION                                 664,183       (837,385)          80,249        (179.32)
Minority interests                                         (150,108)       (112,431)        (18,137)           33.51
                                                        --------------------------------------------
PROFIT/(LOSS) ATTRIBUTABLE TO
 SHAREHOLDERS                                                514,075       (949,816)          62,112        (154.12)
                                                        ============================================
EARNINGS/(LOSS) PER SHARE                       6           RMB0.106      (RMB0.195)        US$0.013        (154.12)
                                                        ============================================

Notes:-

1.   BASIS OF PREPARATION

     The consolidated financial statements comprise the financial statements of the Company and all its subsidiaries as at 31 December 2004 and of their results for the year then ended. All significant transactions between and among the Company and its subsidiaries are eliminated on consolidation.

     The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). This basis of accounting differs in certain material respects from that used in the preparation of the Group's statutory accounts in the People's Republic of China ("PRC"), which are prepared in accordance with the accounting principles and the relevant regulations applicable to PRC joint stock limited companies ("PRC Accounting Regulations"). Appropriate restatements have been made to the Group's statutory accounts to conform with IFRS. Differences between PRC Accounting Regulations and IFRS on the consolidated profit attributable to shareholders for the year ended 31 December 2004 are set out in Section C.

     In addition, IFRS differs in certain material respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). Differences between IFRS and U.S. GAAP on the consolidated profit attributable to shareholders for the year ended 31 December 2004 are set out in Section D.


2.   TURNOVER

     The Group is principally engaged in the provision of domestic, Hong Kong Special Administrative Region ("Hong Kong") and international passenger, cargo and mail airline services. Turnover comprises revenues from airline and related services net of business tax and civil aviation infrastructure levies.

                                                                  2004         2003
                                                     Note      RMB'000      RMB'000

     Gross turnover                                         21,566,944   14,575,443
     Less: Business tax                               (a)    (528,168)    (168,639)
           Civil aviation infrastructure levies       (b)            -    (129,646)
                                                            -----------------------
     Turnover                                               21,038,776   14,277,158
                                                            =======================

     (a) Pursuant to various PRC business tax rules and regulations, the Group is required to pay PRC business tax. Except for traffic revenues derived from inbound international and regional flights which are not subject to PRC business tax, the Group's traffic revenues, commission income and ground service income are subject to PRC business tax levied at rates ranging from 3% to 5%.

     (b) Prior to 1 April 2004, the civil aviation infrastructure levies were paid to Civil Aviation Administration of China ("CAAC"), at rates of 5% and 2% for domestic and international/regional traffic revenues, respectively.

          From 1 January 2004 to 31 March 2004, civil aviation infrastructure levies for all traffic revenues of the Group are waived by CAAC, in compensating for the airlines' losses on revenue due to the outbreak of Severe Acute Respiratory Syndrome ("SARS").

          Effective from 1 April 2004, in accordance with the related new policy promulgated by the PRC Government, civil aviation infrastructure levies are payable based on the traffic capacity of the airlines, and the levies are included in the operating expenses.

     The Group's turnover and segment results by geographical segments is analysed as follows:-

                                                       FOR THE YEAR ENDED 31 DECEMBER
                                      ----------------------------------------------------------------
                                                                                   OTHER
                                       DOMESTIC    HONG KONG         JAPAN  COUNTRIES(a)         TOTAL
                                        RMB'000      RMB'000       RMB'000       RMB'000       RMB'000
     2004
     TRAFFIC REVENUES
                                      ---------    ---------     ---------  ------------    ----------
       PASSENGER                      8,283,701    2,186,810     1,466,070     3,421,033    15,357,614
       CARGO AND MAIL                   298,846      592,008       647,181     2,890,325     4,428,360
                                      ---------    ---------     ---------  ------------    ----------
                                      8,582,547    2,778,818     2,113,251     6,311,358    19,785,974
                                                                            ------------
     OTHER OPERATING REVENUES         1,163,205       22,223        16,900        50,474     1,252,802
                                      ---------    ---------     ---------  ------------    ----------
     TURNOVER                         9,745,752    2,801,041     2,130,151     6,361,832    21,038,776
                                      ---------    ---------     ---------  ------------    ----------
     SEGMENT RESULT                     226,803      388,497       238,192       471,263     1,324,775
                                      ---------    ---------     ---------  ------------
     UNALLOCATED INCOME                                                                        154,422
                                                                                            ----------
     OPERATING PROFIT                                                                        1,479,177
                                                                                            ==========

     2003
     Traffic revenues
                                      ----------   ----------    ----------    ----------   -----------
       Passenger                       5,591,640    1,627,093       977,610     2,064,684    10,261,027
       Cargo and mail                    279,003      390,088       588,361     1,929,532     3,186,984
                                      ----------   ----------    ----------    ----------   -----------
                                       5,870,643    2,017,181     1,565,971     3,994,216    13,448,011
     Other operating revenues            788,811       10,738         8,336        21,262       829,147
                                      ----------   ----------    ----------    ----------   -----------
     Turnover                          6,659,454    2,027,919     1,574,307     4,015,478    14,277,158
                                      ----------   ----------    ----------    ----------   -----------
     Segment result                    (518,390)      224,683       190,042       322,686       219,021
                                      ----------   ----------    ----------    ----------
     Unallocated income                                                                           2,442
                                                                                            -----------
     Operating profit                                                                           221,463
                                                                                            ===========

     (a)  - include United States, Europe and other Asian countries


3.   WAGES, SALARIES AND BENEFITS

                                                                                  2004          2003
                                                                    Note       RMB'000       RMB'000

     Wages, salaries and allowances                                          1,638,422     1,027,092
     Contribution under defined contribution retirement schemes                146,500       121,200
     Post-retirement benefits                                                   51,704        40,299
     Staff housing benefits                                          (a)        29,253       266,463
                                                                             -----------------------
                                                                             1,865,879     1,449,054
                                                                             =======================

     (a) The current year additional provision of RMB29,253,000 represents the actual charges in accordance with the New Staff Housing Policy.


4.   INCOME TAX EXPENSE

     (a)  Taxation is charged to the consolidated income statement as follows:-

                                                                 2004        2003
                                                              RMB'000     RMB'000
          Provision for PRC income tax - current year         160,502     124,530
          Deferred taxation                                    19,578     118,797
                                                              -------------------
                                                              180,080     243,327
          Share of taxation attributable to associates          1,144       4,227
                                                              -------------------
                                                              181,224     247,554
                                                              ===================

          (i) Pursuant to the Circular Hu Shui Er Cai (2001) No. 104 dated 22 October 2001 issued by the Second Branch Office of the Shanghai Municipal State Tax Bureau, with retrospective effect from 1 July 2001, the Company is entitled to a reduced income tax rate of 15%.

          (ii) The Company has two major subsidiaries, namely China Cargo Airlines Ltd. ("China Cargo") and China Eastern Airlines Jiangsu Co., Ltd. ("CEA Jiangsu"). Pursuant to the Circular (2000) No. 52 jointly issued by the Shanghai Municipal Financial Bureau and Shanghai Municipal State Tax Bureau, China Cargo was subject to a reduced income tax rate of 15%. CEA Jiangsu is subject to the standard PRC income tax rate of 33%.

     (b) The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the year as there exists double tax relief between PRC and the corresponding jurisdictions (including Hong Kong).


5.   DIVIDENDS

     On 12 April 2005, the Board of Directors proposed a final dividend of RMB0.02 per share totalling RMB97,339,000 for the year ended 31 December 2004. These financial statements do not reflect this dividend payable, which will be accounted for in the shareholders' equity as an appropriation of retained earnings in the year ending 31 December 2005 (2003: Nil).


6.   EARNINGS/(LOSS) PER SHARE

     The calculation of earnings/(loss) per share is based on the profit attributable to shareholders of RMB514,075,000 (2003: loss of RMB949,816,000) and 4,866,950,000 (2003: 4,866,950,000) shares in issue during the year. The Company has no potential dilutive ordinary shares.


7.   POST BALANCE SHEET DATE EVENT

     On 2 March 2005, the Company entered into an agreement with United Technologies Far East Limited ("UTFEL"), to establish Hamilton Sundstrand (Shanghai) Aerospace Technology Limited ("HSSATL"), a joint venture which will be principally engaged in the provision of repair and maintenance services for auxiliary power units of aircraft in the PRC. The registered capital of HSSATL is USD8,900,000, which is to be contributed by the Company and UTFEL in proportion of 51% and 49%, respectively.


8.   CONVENIENCE TRANSLATION

     The consolidated financial statements have been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into United States Dollars ("US$") solely for convenience have been made at the rate of US$1.00 to RMB8.2765, being the average of the buying and selling rate as quoted by the People's Bank of China at the close of business on 31 December 2004. No representation is made that RMB amounts could have been or could be converted into US$ at that rate or at any other rate on 31 December 2004 or any other date.

B.   PREPARED IN ACCORDANCE WITH PRC ACCOUNTING REGULATIONS

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2004

                                                                   2004            2003
                                                                RMB'000         RMB'000

I.    REVENUE FROM MAIN OPERATIONS:                          19,893,144      13,999,058
      Less: Main Operating Cost                              16,123,577      11,904,633
            Business Taxes and additional                       521,574         167,358

II.   PROFIT FROM MAIN OPERATIONS                             3,247,993       1,927,067
      Add:  Other operating Revenue                             664,864         409,835
      Less: Operating Expenses                                1,449,384       1,104,326
            General & Administrative Expenses                 1,176,831       1,083,814
            Financial Expenses                                  698,477         785,041

III.  PROFIT FROM OPERATIONS                                    588,164       (636,279)
      Add:  Investment Income                                  (29,402)          43,804
            Subsidy Income                                       71,220          87,895
            Non-operating Income                                337,990         122,983
      Less: Non-operating Expenses                               53,372          28,525

IV.   TOTAL PROFIT                                              914,601       (410,123)
      Less: Income Tax                                          224,588         296,271
            Gains or Losses of Minority Shareholders            153,671         119,578

V.    NET PROFIT                                                536,342       (825,972)


C.   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING REGULATIONS
     (UNAUDITED)

The Group's accounting policies, which conform with IFRS, differ in certain respects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have significant effects on the consolidated profit/(loss) attributable to shareholders of the Group are summarised as follows: -

                                                                                          2004           2003
                                                                          Note         RMB'000        RMB'000
CONSOLIDATED PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS
As stated in accordance with PRC Accounting Regulations                                536,342      (825,972)
  Impact of IFRS and other adjustments:
  Difference in depreciation charges for other flight equipment
   due to different useful lives                                          (a)          145,938        329,492
  Difference in depreciation charges for aircraft due to different
   useful lives and revaluation                                           (b)        (200,630)      (237,931)
  (Loss)/gain on disposal of aircraft and engines                         (c)         (19,716)          2,411

  Provision for overhaul expenses                                         (d)         (18,734)         51,181
  Reversal of additional charges for flight equipment spare parts
   arising from the revaluation surplus of such assets                    (e)            7,933          9,221
  Provision for post-retirement benefits                                  (f)         (24,611)       (20,844)
  Staff housing benefits                                                  (g)            5,259      (227,613)
  Interest accrued on instalments payable for acquisition of
   an airlines business                                                   (h)          (8,344)        (9,610)
  Amortisation of goodwill                                                (i)          (5,656)        (5,656)
  Amortisation of negative goodwill                                       (j)            3,454          3,454
  Reversal of revalued amount for land use rights                         (k)            8,498          8,420
  Other                                                                   (m)           40,488       (75,086)
  Tax adjustments                                                         (n)           43,854         48,717
                                                                                     ---------      ---------
As stated in accordance with IFRS                                                      514,075      (949,816)
                                                                                     =========      =========

Notes:-

(a) Under IFRS, other flight equipments are accounted for as fixed assets and are depreciated over an expected useful life of 20 years to their residual value. Under PRC Accounting Regulations, such flight equipment is classified as current assets and the costs are amortised on a straight-line basis over a period of 5 years.

(b) Under IFRS, depreciation of aircraft is calculated to write off their costs or revalued amounts on a straight-line basis over their expected useful lives of 20 years to their residual values. Under PRC Accounting Regulations, on or before 30 June 2001, depreciation of aircraft was calculated to write off their costs on a straight-line basis over their expected useful lives of 10 to 15 years to their residual values of 3%. With effect from 1 July 2001, depreciation of aircraft under PRC Accounting Regulations is calculated to write off their costs on a straight-line basis over their expected useful lives of 20 years to their residual values of 5% of costs or revalued amounts. The change in depreciation period for the aircraft acquired before 1 July 2001 was accounted for prospectively so that the remaining net book value of these aircraft are being depreciated over their revised remaining useful lives.

(c) This represents the difference on loss on disposals arising from different useful lives being adopted for depreciation purposes under IFRS and PRC GAAP and revaluation policies adopted for aircraft and engines which results in different net book values under IFRS and PRC Accounting Regulations (see note (b) above).

(d) Under IFRS, the costs of major overhauls of aircraft and engines under operating leases are estimated and charged to operating profit over the period between overhauls, using the ratio of actual flying hours and estimated flying hours between overhauls, while the costs of major overhauls of owned aircraft and aircraft held under finance leases are charged to the income statement as incurred. Routine repairs and maintenance costs (including repair costs on other flight equipment) are charged to the income statement as incurred. Under PRC Accounting Regulations, prior to 2003, major overhaul costs for all aircraft were provided at specific rates applicable to the related models of aircraft. Effective from January 2003, the major overhaul costs of aircraft under operating leases are provided at specific rates applicable to the related models of aircraft, no additional provision is made for overhaul costs of owned aircraft and aircraft under finance leases. Major overhaul costs for these aircraft are first offset against the provision brought forward and then charged to the income statement as incurred after the provision is fully utilised.

(e) Under IFRS, flight equipment spare parts are carried at weighted average cost and are expensed when consumed in operations. Under PRC Accounting Regulations, such flight equipment spare parts are carried at revalued amounts and are expensed when consumed in operations.

(f) The post-retirement benefits for employees are required to be recognised over the employees' service period under IFRS whereas such benefits are recognised on a pay-as-you-go basis under the PRC Accounting Regulations.

(g) Under IFRS, the present value (after taking into account the time value of the instalment payments) of the additional provisions for staff housing allowances arising from the new staff housing policies announced and implemented by the Company in 2003 was charged to the income statement for the year ended 31 December 2004. Under PRC Accounting Regulations, the staff housing allowance provisions relating to services rendered in prior years is charged directly to the reserves without taking into account of the time value of future instalment payments.

(h) Under IFRS, the consideration payable for the acquisition of an airlines business is recorded based on the present value of the instalment payments. The difference in time value between the acquisition cost payable and its present value is periodically recognised as interest expenses in the income statement over the period of payments. Under PRC Accounting Regulations, such difference is not recognised.

(i) Any excess of the cost of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognised as goodwill under IFRS. The obligation for post-retirement benefits for employees inherited by the Group through the acquisition of a passenger carriage business has been recognised and accounted for in the fair value of the identifiable net assets acquired. As a result, goodwill has been recognised and is amortised over 20 years. Under PRC Accounting Regulations, the post-retirement benefits are recognised on a pay-as-you-go basis and the corresponding obligation is not accounted for in the fair value of the net assets acquired. Accordingly, no goodwill or amortisation is recognised.

(j) Under IFRS, the consideration payable for the acquisition of airlines business is recorded based on the present value of the instalment payments, giving rise to a negative goodwill which is amortised over the weighted average remaining useful lives of the depreciable non-monetary assets acquired. Under PRC Accounting Regulations, the time value of the consideration payable has not been accounted for and accordingly, no negative goodwill or amortisation is recognised.

(k) As part of the Company's restructuring in 1996, land use rights were recorded at valuation as a non-monetary assets contributed by the major shareholder in exchange for part of the share capital of the Company. Under IFRS, the Company has recorded land use rights treated as operating leases and the land use rights at the time of the listing are stated at historical cost which is nil. Under PRC Accounting Regulations, land use rights are stated at valuation less accumulated amortisation.

(l) In addition to the above, the application of IFRS differs in certain other respects from PRC Accounting Regulations.

(m) These represent the corresponding deferred tax effects related to items above and tax losses carried forward.

D.   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP

Differences between IFRS and U.S. GAAP which have a significant effect on the consolidated profit/(loss) attributable to shareholders of the Group are summarised as follows:-

                                                                                2004          2003
                                                                   Note      RMB'000       RMB'000
CONSOLIDATED PROFIT/(LOSS) ATTRIBUTABLE TO SHAREHOLDERS
As stated under IFRS                                                         514,075     (949,816)
U.S. GAAP adjustments:
  Reversal of difference in depreciation charges arising
   from revaluation of fixed assets                                (a)        57,568        63,895
  Profit/(Loss) on disposal of aircraft and related assets         (b)         7,099      (10,083)
  Rescission of related party lease arrangement                    (c)     (133,029)             -
  Others                                                           (d)       (1,518)         6,860
  Deferred tax effect on U.S. GAAP adjustments                     (e)        10,482       (9,101)
                                                                           -----------------------
As stated under U.S. GAAP                                                    454,677     (898,245)
                                                                           =======================
Basic and fully diluted earnings/(loss) per share under
 U.S. GAAP                                                                  RMB0.093    (RMB0.185)
                                                                           =======================
Basic and fully diluted earnings/(loss) per American
 Depository Share ("ADS") under U.S. GAAP                                    RMB9.34    (RMB18.46)
                                                                           =======================

Notes:-

(a)  REVALUATION OF FIXED ASSETS

     Under IFRS, fixed assets of the Group are initially recorded at cost and are subsequently restated at revalued amounts less accumulated depreciation. Under U.S. GAAP, the revaluation surplus or deficit and the related difference in depreciation are reversed since fixed assets are required to be stated at historical cost less accumulated depreciation.

(b)  DISPOSAL OF AIRCRAFT AND RELATED ASSETS

     This represents the loss on disposal of aircraft and related assets during the year. Under U.S. GAAP, fixed assets are required to be stated at cost. Under IFRS, fixed assets are stated at cost or revalued amounts. Accordingly, the accumulated depreciation and the gain or loss on disposal of aircraft is different under IFRS and U.S. GAAP, under IFRS, fixed assets are stated at cost on revalued amounts, and is attributable to the surplus or deficit arising on the valuation of the assets disposed of.

(c)  RESCISSION OF RELATED PARTY LEASE ARRANGEMENT

     Under PRC Company Law and applicable stock exchange listing rules, certain related party transactions meeting specified thresholds, including lease transactions, require prior approval by the Board of Directors and independent non-executive directors. Certain of the lease arrangements to lease three A310 aircraft from the China Eastern Air Northwest

     Company ("CEA Northwest") and three Bae146 aircraft from Nanjing Airlines, a subsidiary of CEA Northwest, (collectively, the "CEA Northwest Leased Aircraft") in 2004 had not been properly authorized and approved in advance by the Board of Directors. Accordingly, as such lease arrangements were not properly approved in advance, the Board of Directors resolved in August 2004 to terminate the lease arrangements, and an agreement was reached with CEA Northwest to terminate such arrangements. In connection with the termination of the lease arrangements, the Group and CEA Northwest agreed to retroactively rescind the transactions from the inception of the lease arrangements as permitted under PRC laws. The Group has been advised by its external PRC counsel that under PRC law, a transaction can be rendered invalid from inception upon agreement by all parties. However for IFRS purposes, because the Group actually operated the CEA Northwest Leased Aircraft in its normal business operations during the period from the inception to rescission of the lease, the air traffic revenue and related operating costs have been recognized in the financial statements of the Group. The impact of the retroactive rescission of the lease arrangements with CEA Northwest was an aggregate settlement by CEA Northwest and Nanjing Airlines in the amount of RMB133 million (the "Settlement Amount"), which represents the operating losses incurred on the operation of the CEA Northwest Leased Aircraft during 2004, to the Group through the reduction of the Group's inter-company payable accounts with CEA Northwest or Nanjing Airlines, as applicable. The action of the Board of Directors to disapprove and retroactively rescind such arrangements, with consent from CEA Northwest or Nanjing Airlines, was to ensure that the Group's financial position was restored to what it would have been had the lease arrangements never been entered into.

     Under IFRS, the Settlement Amount was recognised as non-operating income for the year ended 31 December 2004 Group's and was in effect an extinguishment of a financial liability through a reduction of the Group's inter-company payable accounts with CEA Northwest or Nanjing Airlines, as applicable.

     Under U.S. GAAP, the Settlement Amount, through reduction of the Group's inter-company payable account of CEA Holding's wholly owned subsidary was recognised as a capital contribution in accordance with Staff Accounting Bulletin Topic 5-T.


(d)  OTHER U.S. GAAP ADJUSTMENTS

     The application of U.S. GAAP differs in certain other respects from IFRS, mainly relating to sale and leaseback transactions, post retirement benefits and goodwill. Under U.S. GAAP: i) recognition of a gain on sale and leaseback transactions is deferred and amortised, ii) transitional obligations for post retirement benefits are amortised over the average remaining service period of active plan participants, and iii) goodwill is reviewed for impairment and is not amortised.


(e)  DEFERRED TAX EFFECT

     These represent the corresponding deferred tax effects as a result of the adjustments stated in (a), (b), (c) and (d) above.

SELECTED AIRLINE OPERATING DATA*

                                                                   FOR THE YEAR ENDED   FOR THE YEAR ENDED
                                                                    DECEMBER 31, 2004    DECEMBER 31, 2003    CHANGE
CAPACITY
  ATK (available tonne-kilometers) (millions)                                7,071.21             4,774.50    48.10%
    - Domestic routes                                                        2,466.76             1,926.49    28.04%
    - International routes                                                   3,920.75             2,390.96    63.98%
    - Hong Kong routes                                                         683.70               457.04    49.59%
  ASK (available seat-kilometers) (millions)                                41,599.11            29,779.98    39.69%
    - Domestic routes                                                       20,634.98            15,909.17    29.70%
    - International routes                                                  16,106.66            10,178.43    58.24%
    - Hong Kong routes                                                       4,857.47             3,692.38    31.55%
  AFTK (available freight tonne-kilometers) (millions)                       3,327.29             2,094.30    58.87%
    - Domestic routes                                                          609.61               494.67    23.24%
    - International routes                                                   2,471.15             1,474.90    67.55%
    - Hong Kong routes                                                         246.53               124.73    97.65%
  Hours flown (thousands)                                                      360.35               259.41    38.91%

TRAFFIC
  RTK (revenue tonne-kilometers) (millions)                                  4,340.70             2,907.70    49.28%
    - Domestic routes                                                        1,625.24             1,180.14    37.72%
    - International routes                                                   2,319.78             1,473.93    57.39%
    - Hong Kong routes                                                         395.68               253.63    56.01%
  RPK (revenue passenger-kilometers) (millions)                             27,580.81            18,002.71    53.20%
    - Domestic routes                                                       14,499.64            10,301.78    40.75%
    - International routes                                                  10,043.05             5,767.26    74.14%
    - Hong Kong routes                                                       3,038.12             1,933.67    57.12%
  RFTK (revenue freight tonne-kilometers) (millions)                         1,874.70             1,296.61    44.58%
    - Domestic routes                                                          327.64               258.09    25.95%
    - International routes                                                   1,423.01               957.92    48.55%
    - Hong Kong routes                                                         124.05                80.60    53.91%
  Number of passengers carried (thousands)                                  17,710.97            12,040.19    47.10%
    - Domestic routes                                                       12,736.64             8,876.82    43.48%
    - International routes                                                   2,814.06             1,732.63    62.42%
    - Hong Kong routes                                                       2,160.27             1,430.74    50.99%
  Weight of cargo and mail carried (millions of kg)                            663.55               459.81    44.31%
    - Domestic routes                                                          261.68               205.34    27.44%
    - International routes                                                     316.85               197.83    60.16%
    - Hong Kong routes                                                          85.02                56.64    50.10%

LOAD FACTOR
  Overall load factor (%)                                                       61.39                60.90   +0.49pt
    - Domestic routes                                                           65.89                61.26   +4.63pt
    - International routes                                                      59.17                61.65   -2.48pt
    - Hong Kong routes                                                          57.87                55.49   +2.38pt
  Passenger load factor (%)                                                     66.30                60.45   +5.85pt
    - Domestic routes                                                           70.27                64.75   +5.52pt
    - International routes                                                      62.35                56.66   +5.69pt

    - Hong Kong routes                                                          62.55                52.37  +10.18pt
  Freight load factor (%)                                                       56.34                61.91   -5.57pt
    - Domestic routes                                                           53.75                52.17   +1.58pt
    - International routes                                                      57.58                64.95   -7.37pt
    - Hong Kong routes                                                          50.32                64.62  -14.30pt
  Break-even load factor (%)                                                    61.62                63.64   -2.02pt

YIELD AND COST STATISTICS
  Revenue tonne-kilometers yield (RMB)                                           4.56                 4.62    -1.30%
    - Domestic routes                                                            5.28                 4.97    +6.24%
    - International routes                                                       3.63                 3.79    -4.22%
    - Hong Kong routes                                                           7.02                 7.95   -11.70%
  Passenger-kilometers yield (RMB)                                               0.56                 0.57    -1.75%
    - Domestic routes                                                            0.57                 0.54    +5.56%
    - International routes                                                       0.49                 0.53    -7.55%
    - Hong Kong routes                                                           0.72                 0.84   -14.29%
  Freight tonne-kilometers yield (RMB)                                           2.36                 2.46    -4.07%
    - Domestic routes                                                            0.91                 1.08   -15.74%
    - International routes                                                       2.49                 2.63    -5.32%
    - Hong Kong routes                                                           4.77                 4.84    -1.45%
  Available tonne-kilometers unit cost (RMB)                                     2.81                 2.94    -4.42%

*Note: China Eastern Airlines Wuhan Limited ("CEA Wuhan") is a joint venture not majority-owned by the Company. The operating data of CEA Wuhan therefore are not consolidated herein.


REPORT OF THE BOARD OF DIRECTORS
REVIEW OF 2004

In 2004, the Group operated a total of 238 routes, of which 179 are inland routes (including 15 Hong Kong routes) and 59 are international routes (including 13 international freight routes); a total of 3057 weekly scheduled flights connecting a total of 88 cities within and outside the PRC. In 2004, the Group added a total of 10 new aircraft to its fleet, including a purchase of two Airbus A340-600 aircraft, five Airbus A320 aircraft, two Airbus A321 aircraft, and one Airbus A300F freighter under wet lease in response to market demand. As of December 31, 2004, the Group operated a fleet of 103 aircraft, including 96 passenger jets each with a seating capacity of over 100 seats and seven jet freighters.

In 2004, a vigorous and synchronized economic recovery was underway in many regions and countries around the world; overall, the economic performance was better than the previous year. After experiencing a sectoral overheating, and a macro-economic adjustment made by the State, the national economy of the PRC got well on a gradual track to stability and coordinated development, while maintaining an overall momentum for energetic and speedy growth.

Amid the beneficial macro-economic environment of the PRC, to meet the growing air transport demand and to fight off the intensifying market competition, the Group took a series of measures, including, among others a redeployment of its capacity, to expand its operating scale in the Shanghai as the hub in prompt and orderly manner. As of December 31, 2004, the Group accounted for 41.1% and 31.1% of all the flight traffic at Hongqiao and Pudong airports, respectively. The average daily aircraft utilization rate reached 9.7 hours, an increase of 1.7 hours compared to 2003. On April 1, 2004, the new Procedures for Collecting Funds for Civil Aviation Infrastructure Construction (CHINESE CHARACTERS), promulgated by the Ministry of Finance of the PRC, came into effect. The Group opined that the new collection procedures can effectively reduce the amount of its payable contribution.

In terms of passenger traffic, the Company successively launched passenger routes including Shanghai-Kuala Lumpur, Shanghai-London, and Shanghai-Vancouver during the year, to further improve its route network, distinctly enhance the coverage of the Group's routes from the airports in Shanghai, and build up a preliminary system of flights to connect to the Shanghai hub. Meanwhile, the Group streamlined the transfer and connection flight procedures, rationally allocated flights, and also introduced different fares for connection flights to meet the needs of different travelers. All this improved our transit service quality and, as a result, the number of passengers who used our transit services exceeded 300,000 persons/time. New products have been introduced through our detailed market research. Working with partner hotels, the Group launched Eastern Holiday (CHINESE CHARACTERS) product series. By updating its sales model and building up its marketing application system, the Group effectively increased its income and improved its service quality.

In terms of freight traffic, the Group currently owns a total of six MD11 freighters and has a wet-leased freighter A300F, thus further enhancing its capacity on the more profitable cargo routes operating between the PRC and Europe, the United States, Japan, South Korea and Hong Kong. A new cargo flight on the route Shanghai-Dallas was launched, signifying a significant expansion of the freight service. In the meantime, the Group laid the foundation for the growth of its freight business by setting up its freight management department, establishing a cargo carriage service marketing system to enhance its freight management, incorporating Shanghai Eastern Logistics Co., Ltd. (CHINESE CHARACTERS), proactively founding a logistic platform for the operation of the Company, and building up China Eastern Airlines as a brand for the flyers' recognition and awareness.

In terms of service, the year 2004 saw the continual provision by the Group of its consistent high quality services under its famous brands of "China Shuttle", "BTBT" (CHINESE CHARACTERS) and "Shanghai Beijing Express" (CHINESE CHARACTERS). Under the Group's continual effort to carry out the scheme of "Eastern Miles" for frequent flyers, the number of frequent flyers surpassed 4.46 million, with a flight-taking rate of nearly 50%, bringing the influence of the Group's products into full play. The special service hotline "95108" call-centre was established and came into operation. Further, China Eastern Customer Service Scheme was launched in June 2004 to raise the Group's service standard. The direct sales management was strengthened, and the publicity and promotion work for electronic air tickets were enhanced. Currently, the Group's electronic tickets are available for sale in 22 cities nationwide. Our business is under smooth development.

Compared to 2003, the Group's total traffic volume increased by 49.28% to 4,341 million tonne-kilometers in 2004. Traffic revenues increased by RMB6,338 million to RMB19,786 million, a 47.13% increase compared to 2003.

Compared to 2003, our passenger revenues increased by 49.67% to RMB15,358 million in 2004, accounting for 73.00% of our total revenues in 2004. The volume of passenger traffic was 27,581 million passenger-kilometers, a 53.20% increase compared to 2003.

Our domestic passenger traffic volume was 14,500 million passenger-kilometers in 2004, a 40.75% increase compared to 2003. Compared to 2003, the revenues increased by 48.14% to

RMB8,284 million in 2004, accounting for 53.94% of our total passenger revenues in 2004. The increase in the revenues from main operations in 2004 was largely driven by our domestic passenger transportation business. As a result of the favorable condition in the domestic passenger market since the end of 2003, we allocated more capacity to domestic routes. Our nationwide domestic passenger capacity increased by 29.70% compared to 2003.

The passenger traffic volume on our Hong Kong routes was 3,038 million passenger-kilometers in 2004, a 57.12% increase compared to 2003. Compared to 2003, the revenues increased by 34.39% to RMB2,187 million in 2004, accounting for 14.24% of our passenger revenues in 2004. The passenger traffic capacity on our Hong Kong routes increased by 31.44% compared to 2003.

Our international passenger traffic volume was 10,043 million passenger-kilometers in 2004, a 74.14% increase compared to 2003. Compared to 2003, the revenues increased by 60.65% to RMB4,887 million in 2004, accounting for 31.82% of our total passenger revenues in 2004. The passenger capacity on international routes increased by 58.24% compared to 2003. It was mainly due to the market recovery after SARS and the increase in market demand contributed from the recovering global economy in 2004.


Our cargo and mail traffic volume was 1,875 million tonne-kilometers in 2004, a 44.58% increase compared to 2003. Compared to 2003, the freight revenues increased by 38.94% to RMB4,428 million in 2004, accounting for 21.05% of our total revenues in 2004.

Compared to 2003, our total operating costs increased by 40.26% to RMB19,714 million in 2004.

Expenditure on aviation fuel reached RMB5,430 million, a 78.33% increase compared to 2003. In 2004 the Group consumed a total of 1,454,500 tonnes of aviation fuel, an increase of 42.08% compared to 2003. The main reason was that in 2004 the Group expanded its business and increased its number of flights while international aviation fuel prices went up in 2004. The average domestic and international aviation fuel prices increased by 24.36% and 30.60%, respectively, compared to 2003.

The salaries were RMB1,866 million in 2004, a 28.78% increase compared to 2003, principally a result of expansion of the company and its main operations. These led to an increase in workforce and their average salaries.

The takeoff and landing charges were RMB3,020 million, a 33.95% increase compared to 2003, due largely to the expansion of the Group's business and the increased number of flights.

In summary, the profits attributable to shareholders were RMB514 million for the year ended December 31, 2004.

As of December 31, 2004, the Group had a total of 20,817 employees, most of whom work in the PRC. The employees' compensation is primarily composed of the basic salary and performance-based bonus. There were no labor disputes between the Group and its employees. The Group did not experience a material loss of employees or encounter any difficulties in recruiting new employees.

In January 2001, we joined the employee medical insurance scheme introduced by the Shanghai government. The Group and the employees pay premiums at the approximate rates of 12% and

2%, respectively, of the basic salary. We are not liable for any medical costs other than our contributions to the scheme. We believe that the implementation of the scheme will have no serious impact on our operations and finances.

We finance our working capital requirements by the funds generated from operations and short-term bank loans. As of December 31, 2003 and December 31, 2004, we had cash and cash equivalents of RMB1,583 million and RMB2,114 million, respectively. In 2003 and 2004, our net cash inflows generated from operating activities were RMB3,267 million and RMB3,434 million, respectively, while our net cash outflows used in investment activities were RMB7,409 million and RMB2,562 million, respectively. In the past two years, our primary cash requirements were the funds for the acquisitions and upgrades of aircraft and flight equipment and debt repayments. Our net cash inflow in financing activities in 2003 was RMB3,764 million, largely for the purpose of repayments of long-term loans, finance lease obligations and short-term loans. Our net cash outflow generated from financing activities was RMB351 million in 2004, primarily from bank loans.

We generally operate with a working capital deficit. As of December 31, 2004, our current liabilities exceeded our current assets by RMB12,474 million. For years we have arranged, and we believe that we will be able to continue to arrange, short-term loans through domestic banks in the PRC and foreign-funded banks to meet our working capital requirements. As of December 31, 2003 and December 31, 2004, the total amounts of our short-term loans were RMB4,632 million and RMB6,189 million, respectively, and our long-term loans were RMB11,223 million and RMB10,736 million, respectively.

We generally finance our purchase of aircraft through operating leases and bank loans secured by our assets. As of December 31, 2004, the total value of our mortgaged assets increased by 33.88%, from RMB9,735 million as of the end of 2003 to RMB13,033 million.

Other than the information disclosed herein, the information related to other matters of the Group which is required to be set forth in this results announcement in respect of the Company's financial year ended December 31, 2004 pursuant to the applicable paragraph 31 of Appendix 16 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") has not changed materially from the information disclosed in the Company's 2003 Annual Report.


OUTLOOK FOR 2005

We would like to caution readers of this announcement that operation of the Group, an air transport enterprise which performs public service functions, is linked closely to political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a substantial extent, subject to the risks associated with geopolitics and the outbreaks of unexpected events. This 2004 annual results announcement of the Group contains (but not limited to) certain forward-looking statements, such as those on the economies of Asia including the PRC, and the aviation market. Such forward-looking statements are subject to many uncertainties and risks.

The Company opines that in 2004, despite the impact of the volatile price fluctuations of crude oil, the majority of the regions and countries around the world were having a vigorous recovery, and the overall economic situation was positive. The United States, Euro Region and Japan saw a synchronized economic recovery. The developing economies in Asia were under speedy development. Amid macro-economic adjustments and sectoral de-heating, the PRC economy maintained its stable development trend, and will obtaining increasing prominence and importance both in status and functions in the global economic context.

In a global perspective, the regional economic integration is accelerating and forging ahead in global arena; the trade volume is escalating, while bilateral and multi-lateral trade remain a strong driving force behind economic growth. After its accession to the WTO, the PRC sees its aggregate foreign import and export trade volume increase briskly and surpasses its GDP growth, and the PRC is now an actual trading power and no longer a potential one. The sound economy of the PRC and the significant increase of its import has brought forth business opportunities to many countries. With the furtherance of the processes associated with PRC's entry to the WTO, the PRC will, to an even greater extent and depth, participate in economic technological co-opetition in international field and will at the same time contribute to the demand and speedy growth of the domestic aviation market.

Currently, the PRC is at a stage of increasing consumption. With its large territory, the PRC possesses rich resources for tourism development, thus bringing forth a significant increase in air travelers' demand for consumption goods, which in turn means a huge potential for air transport development. By timely adjusting and allocating its transport capacity, and by increasing its transport turnover in all aspects, the Group is going to grasp the business opportunities created by the increasing demand and by holidays and travel seasons, so as to boost its operating revenues.

Shanghai, where the Group's headquarters is located, is now firmly established with increasing importance as the centre of the PRC economy, finance and aviation. Cities in the Yangtze River Delta, with Shanghai as their leading core, have recorded the fastest economic development rate in the PRC. Preliminary results have been produced from the cooperation plan between Civil Aviation Administration of China ("Aviation Administration") and Shanghai Municipal Government for developing Shanghai into an international first-class aviation hub. The plan has a gradually increasing effect on both convergence and generation of the passenger and logistics volumes in the region. To utilize the favorable opportunities from strong market demand, the Group is going to further acquire aircraft in 2005, including five Airbus A320 aircraft, two Airbus A321 aircraft, three Boeing B737-800 aircraft and three ERJ145 aircraft. The Group believes that it will continue to benefit from the increasing regional transport market demand. In addition, the pace for implementing the Open Skies Agreement is accelerating. The PRC Government plans to gradually open the aviation market in Shanghai in phases. This will bring about an even denser passenger and logistics volumes, and the local air transport market will see keen competition. While keeping a close eye on the opening of aviation right, the Group is dedicated to increasing its market share in the Shanghai region by adjusting and optimizing our route network, providing products and services to customers' satisfaction, increasing further our investment in our operating base, taking the initiative to adopt various effective measures, and capturing opportunities and facing up to challenges proactively.

In light of the market environment and our current operations, we plan to implement the following strategies in order to enhance our competitiveness in 2005:


1.   TO STRENGTHEN SAFETY MANAGEMENT AND ENHANCE FLIGHT SAFETY

     In 2005, the Company will accomplish a solid job of security management. To comply with the Airline Operational Control System ("AOC"), the Company will raise the punctuality rate of flights and strengthen its flight services of irregularity. To meet the requirements of the IATA Operational Safety Audit, the Group will unremittingly improve its security management system, step up its surveillance system, and improve an examination of self-monitoring, examination and verification.

2. TO IMPROVE OUR SERVICE QUALITY, PERFECT OUR NETWORK AND ENHANCE THE CORPORATE IMAGE OF CHINA EASTERN AIRLINES

     In 2005, the Company will first invigorate the functions of service quality control department, continue to strengthen its existing products, and promote the brand image of its services. The Group will bolster and refine its 10 service projects such as "China Shuttle" and "Dedicated Services". It will also further promote its "BTBT" (CHINESE CHARACTERS) and continue to carry out "Shanghai Beijing Express" (CHINESE CHARACTERS) so as to gain a brand advantage for and heighten the competitiveness of its routes. Great importance will be attached to dealing with any irregularity in flight services, and prompt data communication with passengers.

     Efforts will be made to facilitate the building up of Shanghai as an aviation hub, and to reinforce the strategic planning of the Company's route network. The transport capacity deployed to East China especially to Shanghai will be added so as to ensure the Company's advantageous position in the strategic competition in building up Shanghai as the aviation hub. By approaching various airport air traffic control departments for cooperation, the Company will make joint efforts with them to increase the flight regularity rate. The Group will make use of the pivotal advantages of the Shanghai airports, and hence optimize its transit network and continue its transit and connection flight services. This can achieve a rational matching of the Company's route network and its resources.


3.   INNOVATIVE MARKETING; STABLE IMPROVEMENT OF PROFITABILITY

     The Company will step up its income management and enhance the revenue quality of its passenger transport business. In income management, new scientific management concepts will be introduced. The Company will adopt an automatic system clearing any unreliable ticket-booking and enhance the management of ticket-booking. Marketing ideas will be updated with emphasis on the revenue of a route per seat/kilometer, so as to ensure the maximization of overall revenue.

     The Company also aims: to fully reverage our sales information platform; to continue developing value-added sales business; to use the call centre as a platform for developing its strategic cooperation with non-aviation partners with a view to launching personalized and characteristic products; to enhance the quality of services to frequent flyers with a view to scooping out high-end customers; to develop the business of Eastern Holidays, to promptly promote our individual travel products to the major tourist cities in the PRC; to do our best to promote the e-commerce system; to gradually improve our electronic ticketing system; and to extend the electronic ticketing system covering all domestic routes in the PRC and, at the same time, to actively extend the system covering international routes.

     And the Company will enhance its strategic cooperation, heighten the overall revenue of its routes and continue to consolidate as well as developing its code-sharing arrangement and joint operation. It will further extend our route network, increase the frequency of its flights, and lay the foundation for maximization of the connection and transit flights.

4.   TO STRENGTHEN MANAGEMENT AND EXPAND FREIGHT BUSINESS

     In 2005, the Group will continue its strategy for developing cargo transport business and promoting the development of aviation logistics. By continuing its wet lease of the A300F freighter which increases the Group's freight capacity, the Group will fully utilize the cargo transport resources in Yangtze River Delta, use the cargo holds of passenger jets and cargo planes in combination, to increase its investment and involvement in cargo onward flights. This can build up a highly effective logistic chain for cargo carriage. The Group will also increase the sales of cargo space in its outer stations and to expand its SPA business cooperation. Based on Shanghai Eastern Logistics Co., Ltd. (CHINESE CHARACTERS), a newly-established subsidiary, the Group will build up a cargo transshipment network in Shanghai, with a view to establishing a logistic network for Yangtze River Delta.


5.   TO ENHANCE FINANCIAL MANAGEMENT AND STRICTLY CONTROL EXPENSES

     2005 will see relatively uncertain aircraft fuel prices while relatively tighter credit crunch, both domestically and overseas, will add to the financing costs and difficulties. The Group plans to take the following measures to control its costs to the largest extent:

     To fully control its budget management; to continue a departmental responsibility system for all costs and expenses; to tighten up the monitoring of various controllable expenses, and to carry out monitoring and management of cash flow budget;

     To step up the project consulting and assessment work relating to the Sarbanes-Oxley Act of 2002; to strengthen internal audit; to perfect internal financial control; and to enhance protection against financial risks; and to ensure the security of funds;

     To reinforce the management of risks associated with funds; to promptly track any changes in exchange rates and any fluctuations of aircraft fuel; and to reduce the risks with the application of financial derivatives;

     To beef up the management of flight equipment in a comprehensively manner; to dispose of idle flight equipment rationally to lower the amount of tied-up funds; and to lower the cost for repair; and

     To regulate its own investments; to place emphasis on the control and management of investments; to define the property ownership clearly; and to ensure better return on the Company's investment.


6.   TO SPEED UP INTEGRATION AND SMOOTHLY COMPLETE RESTRUCTURE

     In order to smoothly fulfill the strategic deployment of the State Council for the joint restructuring of the aviation industry, and to quicken the pace for the integration of the industry, the Company is working whole-heartedly on the acquisition of the airline operating assets of CEA Northwest and China Eastern Air Yunnan Company ("CEA Yunnan"), companies under China Eastern Air Holding Company ("CEA Holding"), one of the controlling shareholders of the Company. This move aims to increase the Group's core competitiveness. The Group will devise an optimum acquisition plan pursuant to legal procedures, and also speed up the proper centralization and integration of its security management, fleet expansion, marketing, services standards, and aviation equipment deployment. After the reorganization, the Group of an enlarged scale will have an integration and optimization of market shares, routes networks, fleet scales and human resources. These are conducive to the Company when building up an even more perfect both the domestic and international route network, and will contribute to the expansion of its domestic market share.


SHARE CAPITAL

1.   CHANGES IN SHARE CAPITAL

     There was no change in the Company's share capital during the financial year ended December 31, 2004.


2.   SHARE CAPITAL STRUCTURE INFORMATION

                                                                                                 APPROXIMATE
                                                                                               PERCENTAGE OF
                                                           TOTAL NUMBER OF SHARES    TOTAL SHARE CAPITAL (%)
     1.   A shares
          (1) Unlisted State-owned legal person shares              3,000,000,000                      61.64
          (2) Listed A shares                                         300,000,000                       6.16
     2.   H shares                                                  1,566,950,000                      32.20
     3.   Total number of shares                                    4,866,950,000                     100.00


3.   SUBSTANTIAL SHAREHOLDERS

     Shareholders who were interested in 10% or more of any class of the issued share capital of the Company as at December 31, 2004 include:

                                                                         APPROXIMATE PERCENTAGE
     NAME                                    NUMBER OF SHARES HELD   OF TOTAL SHARE CAPITAL (%)
     China Eastern Air Holding Company               3,000,000,000                        61.64
     HKSCC Nominees Limited                          1,483,815,163                        30.49

     Details of the interests of the Company's shareholders as at December 31, 2004 will be set forth in the Company's 2004 Annual Report in compliance with the relevant disclosure requirements under the Listing Rules.

4. SHAREHOLDINGS OF THE DIRECTORS, CHIEF EXECUTIVE, SUPERVISORS AND SENIOR MANAGEMENT

     The shareholdings of the Directors, chief executive, Supervisors and members of senior management of the Company as at December 31, 2004 are summarized as follows:

                                                                     NUMBER OF A
     NAME                                             POSITION       SHARES HELD
     Li Fenghua                                       Chairman                 0
     Ye Yigan                                         Director                 0
     Cao Jianxiong                                    Director             2,800
     Wan Mingwu                       Director, Vice President                 0
     Zhong Xiong                                      Director             2,800
     Luo Zhuping                   Director, Company Secretary             2,800
     Hu Honggao             Independent Non-executive Director                 0
     Peter Lok              Independent Non-executive Director                 0
     Wu Baiwang             Independent Non-executive Director                 0
     Zhou Ruijin            Independent Non-executive Director                 0
     Xie Rong               Independent Non-executive Director                 0
     Li Wenxin           Chairman of the Supervisory Committee                 0
     Ba Shengji                                     Supervisor             2,800
     Yang Xingen                                    Supervisor                 0
     Yang Jie                                       Supervisor                 0
     Liu Jiashun                                    Supervisor                 0
     Luo Chaogeng                                    President                 0
     Wu Yulin                                   Vice President             2,800
     Wu Jiuhong                                 Vice President                 0
     Yang Xu                                    Vice President                 0
     Zhou Liguo                                 Vice President                 0
     Zhang Jianzhong                            Vice President                 0
     Tong Guozhao*                              Vice President                 0
     Luo Weide                         Chief Financial Officer                 0

     * At the 6th meeting of the fourth Board of Directors held on April 1, 2005, it was decided to appoint Mr. Tong Guozhao (CHINESE CHARACTERS) as Vice President of the Company.

     Details of the interests of the Directors, chief executive, Supervisors and members of senior management of the Company as at December 31, 2004 will be set forth in the Company's 2004 Annual Report in compliance with the relevant disclosure requirements under the Listing Rules.


MATERIAL MATTERS

1.   DIVIDENDS

     As of December 31, 2004, based on the financial statements prepared in accordance with PRC Accounting Standards, the Company's accumulative profit distributable to shareholders was RMB443,488,200. Having considered the Company's cash flow position in 2005, the Board of Directors recommended distribution of the Company's accumulative undistributed profits to all shareholders in the form of cash dividends of RMB0.02 per share (including tax) based on an aggregate of 4,866,950,000 shares of the Company as at December 31, 2004. Holders of H shares and ADSs will receive an equivalent amount of the such dividend distribution (converted into their respective currencies) based on the average foreign exchange rate within the five business days subsequent to the 2004 Annual General Meeting as published by the People's Bank of China, representing a total of cash dividend payment of RMB97,339,000 (excluding the expenses for the distribution of the above dividend). The balance of retained profits will be carried forward to next year. The Company will not convert funds from the common reserve to increase its share capital during this period. The Board of Directors also decided that the above distribution proposal will be submitted to the 2004 Annual General Meeting for approval by its shareholder.


2.   RECENT ECONOMIC DEVELOPMENTS

     We anticipated general favorable domestic economic conditions in 2005. The aviation industry of China will benefit from due to such factors as the steadfast growth of China's economy, the rising domestic consumption demand, the trade expansion and the increase in business activities resulting in increase of domestic customers' demand. On the other hand, however, the volatility of international oil price, the loosened restrictions on market entry as a result of the restructuring of the domestic air transport sector, and the further decentralization of aviation right will certainly lead to intensified competition. As a result, the air transport market in China will experience more challenges.


3.   PURCHASE, SALE OR REDEMPTION OF SECURITIES

     During the financial year of 2004, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its securities.


4.   MATERIAL LITIGATION

     The Group was not involved in any material litigation or arbitration during the year ended December 31, 2004.


5.   COMPLIANCE WITH THE CODE OF BEST PRACTICE

     The Company has throughout the year ended December 31, 2004 complied with the then applicable and effective requirements contained in "Code of Best Practice" as set out in Appendix 14 to the pre-existing Listing Rules.


6.   CHANGES IN THE BOARD PERSONNEL

     Mr. Chen Quanxin's term of office has expired and he no longer serves as a Director of the Company.

     After nomination at the third meeting of the third Session of Board of Directors of the Company of 2004, and after consideration and adoption of a resolution at the 2003 annual general meeting of the Company, Mr. Luo Zhuping and Mr. Wu Baiwang were appointed as Director and Independent Non-executive Director of the Company, respectively.

     After discussion and resolutions at the fifth ordinary meeting of 2004 of the Board of Directors of the Company held on October 28, 2004, Mr. Ye Yigan resigned, and Mr. Li Fenghua was appointed, as Chairman of the Company.


7.   CONNECTED TRANSACTION

     On February 18, 2004, the Company entered into an agreement with China Eastern Air Holding Company, its holding company, in relation to the establishment of (CHINESE CHARACTERS) (China Eastern Real Estate Investment Co. Ltd.) with a registered capital of RMB100 million. Pursuant to the agreement, the Company made a capital contribution of RMB5 million. For details, please refer to the announcement of the Company dated February 18, 2004.


8.   MISCELLANEOUS

     (1) For the year ended December 31, 2004, the Group had no trust deposits nor did it experience any failure in collecting deposits upon maturity.

     (2) On April 28, 2004, the Company entered into an agreement for the sales of 24 commercial aircraft spare engines and 17 agreements for the leasing of 17 commercial aircraft spare engines with an independent third party. The transaction under the sales contract amounted to approximately RMB745 million. After the sales, the Company leased back 17 of the commercial aircraft spare engines in the form of operating leases for, in respect of one of the engines, a term of 4 years, and in respect of the other 16, terms of 7 years. For details, please refer to the announcement of the Company dated May 4, 2004.

     (3) On October 9, 2004, the Company entered into an aircraft purchase agreement with Airbus SAS (CHINESE CHARACTERS) to purchase 20 A330-300 aircraft. The market price in the contract ranged from US$162.9 million to US$170.1 million per aircraft. The delivery is scheduled to take place from 2006 to 2008. For details, please refer to the announcement of the Company dated October 13, 2004.

     (4) On December 23, 2004, the Company entered into an aircraft purchase agreement with the Boeing Company to purchase six 737-700 aircraft. The contract price amounted to approximately RMB2,000 million. The delivery is schedule to commence in January 2006 and be completed by August 2006. For details, please refer to the announcement of the Company dated December 23, 2004.


                                          By Order of the Board of Directors
                                      CHINA EASTERN AIRLINES CORPORATION LIMITED
                                                      LI FENGHUA
                                                 Chairman of the Board

Shanghai, the PRC, April 12, 2005

According to paragraph 45(5) of Appendix 16 to the Listing Rules as is applicable to the Company in respect of its results announcement for the financial year ended December 31, 2004, all the information which is otherwise required to be contained herein under the applicable paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be published on the web site of The Stock Exchange of Hong Kong Limited.

The Directors as at the date of this announcement are:

Li Fenghua (Chairman, Executive Director)
Ye Yigan (Non-executive Director)
Cao Jianxiong (Non-executive Director)
Wan Mingwu (Vice President, Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)